UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number 1-11414
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)
Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: March 19, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Bladex

# Proxy Statement

and Notice of Annual Meeting of Shareholders

2026

Street address: Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este Mailing address: P.O. Box 0819-08730 Panama City, Republic of Panama

Dear Shareholder:

March 19, 2026
You are cordially invited to attend the 2026 Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de
Comercio Exterior, S.A. (hereinafter called “Bladex” or “the Bank”) the meeting will be held virtually via
www.virtualshareholdermeeting.com/BLX2026, on Tuesday April 21, 2026 at 11:30 a.m. (Panama time).
At the Annual Meeting, shareholders of all classes will be asked to vote:

1	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025 (Proposal 1);

2	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2);

3
to elect three directors (two directors to represent the holders of Class A Shares of the Bank’s common stock (“Class A Director”)
and one director to represent the holders of the Class E shares of the Bank´s common stock (“Class E Directors”)), each to serve a three-year term (Proposal 3);

4	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5	to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc. (Proposal 5); and,

6	to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3, 4 and 5 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual
Meeting and a proxy card. Copies of the Bank’s audited consolidated financial statements for the fiscal year ended December 31,
2025, may be obtained by writing to Mr. Carlos Raad at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del
Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the “Investor Relations” section of the Bank’s website at https://www.bladex.com/en/investors.
Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are five non-routine matters to be voted on at the Annual Meeting: (1) the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2025, (2) the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2026, (3) the election of directors (4) the advisory vote on executive compensation and (5) to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc.

Note to Shareholders
A broker or other nominee cannot vote without instructions from the beneficial owner on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage all shareholders to vote. Please vote as soon as possible.
To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. All shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards.
The Board of Directors of the Bank (the “Board”) recommends that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.
On behalf of the Board, we thank you for your cooperation and continued support, and look forward to your attendance at the
Annual Meeting on Tuesday, April 21, 2026.
Sincerely,
Miguel Heras
Chairman of the Board

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. All shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards.

Bladex	2026 Proxy Statement	i

Notice of 2026 Annual Meeting of Shareholders To be held on April 21, 2026

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a banking institution incorporated in accordance with the laws of the Republic of Panama
(hereinafter called “Bladex” or the “Bank”), as of the record date set forth below, that the 2026 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual
Meeting”) of the Bank will be held virtually via www.virtualshareholdermeeting.com/
BLX2026, on Tuesday, April 21, 2026 at 11:30 a.m. (Panama time).
The Annual Meeting has been called for the
following purposes:

1	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025 (Proposal 1);

2	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2);

3
to elect three directors (two directors to represent the holders of Class A Shares of the Bank’s common stock (“Class A Director”) and one director to represent the holders of the Class E shares of the Bank´s common stock (“Class E
Directors”)), each to serve a three-year term (Proposal 3);

4	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5	to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc. (Proposal 5); and,

6	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 16, 2026 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual
Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share, of each such class is necessary to constitute a quorum at the Annual Meeting for the purpose of electing directors of such class.

Meeting Details

Date Tuesday April 21, 2026

Time 11:30 a.m. (Panama Time)

Location the 2026 Annual Meeting of Shareholders will be held virtually via: www.virtualshareholderm eeting.com/BLX2026

The Board has fixed
the close of business on
March 16, 2026 as the
record date for determining
shareholders entitled to
notice of, and to vote
at, the Annual Meeting.

ii	2026 Proxy Statement	Bladex
Notice of Annual Meeting
If a quorum is not attained at the Annual Meeting scheduled to be held on Tuesday, April 21, 2026, at 11:30 a.m. (Panama time), then a second meeting will be held at 11:30 a.m. (Panama time) on Wednesday, April 22, 2026. At such second meeting, a quorum at the Annual Meeting generally will be constituted by the shareholders present (in person or by proxy) at such meeting;
and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.
Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided.
Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may revoke their proxies and vote in person if they so desire, even if they have previously mailed their proxy cards.
The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.
By Order of the Board of Directors,
Jorge Luis Real
Secretary
March 19, 2026

YOUR VOTE IS IMPORTANT TO US. Whether or not you plan to participate in our annual meeting, we hope you will vote as soon as possible. Voting now at www.proxyvote.com will ensure your representation at the annual meeting regardless of whether you participate. If you have already voted, there is no need to vote again unless you wish to change your vote.

Bladex	2026 Proxy Statement	iii

Table of Contents 2026 Proxy Statement

Proxy Summary	1	Meeting Details

	1	Voting Matters

	2	Director Nominees

	2	Business Highlights

	3	Director Skills Matrix

	3	Demographics of the Board

Proxy Statement	5	Solicitation

	5	Voting, Outstanding Shares and Quorum

	6	Shares

Proposals to be Voted On	8	Proposal 1 — To Approve the Bank’s Audited Consolidated Financial Statements

	9	Proposal 2 — To Ratify the Appointment of KPMG as the Bank’s Independent Registered Public Accounting Firm

	10	Proposal 3 — Election of Directors

	12	Proposal 4 — To Approve, on an Advisory Basis, the Compensation of the Bank’s Executive Officers

	13	Proposal 5 — To Amend Article 1 of the Bank’s Articles of Incorporation to Change the Name of the Bank From Banco Latinoamericano De Comercio Exterior, S.A. to Bladex, Inc.

Information Regarding the Board, Committees, NEOs and Executive Officers of the Bank	14	Information Regarding Directors

	22	Information Regarding Non- Executive Officers of the Board (“Dignatarios”)

	22	Board Leadership Structure

	22	Director Education

	23	Director Nomination Process

	24	Meetings of the Board and Committees

	29	Executive Officers

	32	Compensation of Executive Officers and Directors

Corporate Governance	36	Corporate Governance Practices

	36	Transactions with Related Persons

	37	ESG

Audit Committee Report	43	Report of the Audit Committee

Shareholders Proposals for 2026 Annual Meeting	44	Information on Shareholder Proposals

Other Matters	45	Other Matters

Annex A	46	Annex A

Bladex	2026 Proxy Statement	1

Proxy Statement Summary For the annual meeting to be held on April 21, 2026

This Proxy Statement is being furnished to holders of shares of common stock of
Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called “Bladex” or the “Bank”) in connection with the solicitation by the Board of Directors of the Bank
(the “Board”) of proxies to be used at the 2026 Annual Meeting of Shareholders
(the “Annual Meeting”) to be held virtually via www.virtualshareholdermeeting.com/
BLX2026, on Tuesday April 21, 2026 at 11:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual
Meeting and any postponements or adjournments thereof. References to “$” are to
United States dollars.
Voting Matters
The Annual Meeting has been called for the following purposes:

Proposals		Board Recommendation	Page

1	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025 (Proposal 1);	FOR	8

2	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2);	FOR	9

3	to elect three directors (two directors to represent the holders of Class A Shares of the Bank’s common stock (“Class A Director”) and one director to represent the holders of the Class E shares of the Bank´s common stock (“Class E Directors”)), each to serve a three- year term (Proposal 3);	FOR each nominee	10

4	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);	FOR	12

5	to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc. (Proposal 5).	FOR	13

Meeting Details

Date Tuesday April 21, 2026

Time 11:30 a.m. (Panama time)

Location the 2026 Annual Meeting of Shareholders will be held virtually via: www.virtualshareholderm eeting.com/BLX2026

Voting Methods

By Internet Go to www.proxyvote.com for voting instructions or scan the QR code on your Important Notice Regarding the Availability of Proxy Materials or proxy card, then cast your vote electronically.

By Telephone You may call 1-800-690-6903 and follow the instructions provided to vote your shares by telephone.

By Mail You may promptly mail your completed and executed proxy card in the postage paid envelope

2	2026 Proxy Statement	Bladex
Proxy Summary
Directors of the Board

Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age

Class A

Tarciana Gomes Medeiros President, Banco Do Brasil	Brazil	Director	2028	47
Class E

Angélica Ruiz Senior Vice President, BP Mexico	Mexico	Director	2028	52

Miguel Heras Founder and Managing Partner, MKH Capital Partners	Panama	Director	2027	57

Ricardo Manuel Arango Partner, Arias, Fabrega y Fabrega	Panama	Director	2028	65

Roland Holst Board Member, Sudameris Bank	Paraguay	Director	2028	56
All Classes

Alexandra Aguirre Partner, Holland & Knight LLP in Miami, Fl	United States	Director	2027	49

Isela Costantini Chief Executive Officer, GST Financial Services in Argentina	Argentina	Director	2027	54
Business Highlights

Our Commercial Book reached $11.2bn +11% YoY	Our Net Income for FY 2025 was $227mm +10% YoY	Our Deposits increased to $6.6bn +22% YoY

Adjusted ROE FY 15.8% ↓ 45 Bps YoY	Our Tier 1 Basel III Capital Ratio was 17.4% +190 Bps YoY	Our Non-Interest Income in FY 2025 increased to FY $68.4 +54% YoY

Bladex	2026 Proxy Statement	3
Proxy Summary
Directors Skills Matrix

	Alexandra Aguirre	Ricardo Arango	Tarciana Gomes Medeiros	Isela Costantini	Mario Covo	José A. Garzón	Miguel Heras	Roland Holst	Daniel Tillard	Angélica Ruiz Celis

Knowledge and Skills
Corporate Governance
Public Board Experience
Executive Management Experience
Financial Expertise
Legal
Government / Regulatory Experience
Risk Management
International
Environmental, Social, and Governance
Gender
Male
Female
Demographics of the Board

Age	Tenure	Gender

4	2026 Proxy Statement	Bladex

Proxy Statement for the 2026 Annual Meeting of Shareholders To be held on April 21, 2026

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior,
S.A. (hereinafter called “Bladex” or the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the
“Board”) of proxies to be used at the 2026 Annual Meeting of Shareholders (the “Annual Meeting”) to be held virtually via
www.virtualshareholdermeeting.com/BLX2026, on Tuesday April 21, 2026 at 11:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy
Statement will mean the Annual Meeting and any postponements or adjournments thereof. References to “$” are to United States dollars.
The Annual Meeting has been called for the following purposes:

1	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025 (Proposal 1);

2	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2);

3
to elect three directors (two directors to represent the holders of Class A Shares of the Bank’s common stock (“Class A Director”)
and one director to represent the holders of the Class E shares of the Bank´s common stock (“Class E Directors”)), each to serve a three-year term (Proposal 3);

4	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5	to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc. (Proposal 5); and,

6	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1, Proposal 2 and Proposal 5. With respect to Proposal
3, the Board recommends that (i) all holders of the Class A shares (“Class A Shareholders”) vote FOR  granting proxy holders the discretion to vote, in accordance with their best judgment, for any Class A Directors nominated at the Annual Meeting, and (ii) all holders of the Class E shares (“Class E Shareholders”) vote FOR Julianne Canavaggio as director to represent the holders of
Class E shares of the Bank’s common stock. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of
Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. This Proxy
Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 21, 2026. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The participation of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the
Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V,
Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama.
Unless revoked or unless contrary instructions are given (either by voting in person or by subsequent proxy), if a proxy is duly

Bladex	2026 Proxy Statement	5
Proxy Statement
signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025; (2) FOR Proposal 2 to ratify the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending
December 31, 2026; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect Julianne Canavaggio as director to represent the Class E Shareholder; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and
Directors”; FOR Proposal 5 amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco
Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc., (Proposal 5); and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.
To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City,
Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.
Solicitation
The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed $10,500, plus out-of-pocket expenses.
Voting, Outstanding Shares and Quorum
The Board of Directors established March 16, 2026 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 16, 2026 (the “Record Date”), may vote, either in person or by proxy, at the Annual
Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A shares, Class B shares, and Class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.
For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.
The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not attained at the Annual Meeting on Tuesday, April 21, 2026, at 11:00 a.m. (Panama time), then a second meeting will be held at 11:30 a.m. (Panama time) on Wednesday, April 22, 2026 with the shareholders present (in person or by proxy) at such second meeting. At such second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

6	2026 Proxy Statement	Bladex
Proxy Statement
As of December 31, 2025, there were issued and outstanding an aggregate of 37,230,208 shares of all classes of the Bank’s common stock. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of
December 31, 2025:

Class of Shares	Number of Shares Outstanding as of December 31, 2025

Class A Common Shares	6,342,189
Class B Common Shares	827,573
Class E Common Shares	30,060,446
Class F Common Shares	0
Total Common Shares	37,230,208
As of December 31, 2025, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 5.3% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that were the beneficial owners of 5% or more of any one class of the Bank’s voting stock, as of December 31, 2025:

	As of December 31, 2025
	Number of Shares	% of Class	% of Total Common Stock

Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brasil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11-409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O'Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.2
Total shares of Class A Common Stock	6,342,189	100.0	17

Bladex	2026 Proxy Statement	7
Proxy Statement

	Number of Shares	% of Class	% of Total Common Stock

Class B Common Stock
Banco de Chile Paseo Ahumada 251, 8320206 Santiago Región Metropolitana, Chile	59,430	7.2	0.2
Banco de Credito e Inversiones Huerfanos 1134, Santiago Centro Region Metropolitana, Chile	53,376	6.4	0.1
The Korea Exchange Bank 35, Euljiro, Jun-gu Seúl 100-793, Corea	147,173	17.8	0.4
Banque Nationale de Crédit 103, Angle Reus des Miracles et Du Quai Code Postal HT6110, Port-au.Prince, Haiti	58,947	7.1	0.2
Banco Nacional de Comercio Exterior, S.N.C. Periférico Sur 4333, Colonia Jardines en la Montaña Tlalpan, Ciudad de México, C.P. 14210	41,412	5.0	0.1
Sub-total shares of Class B Common Stock	827,573	43.5	1
Total shares of Class B Common Stock	827,573	100.0	2.2

Class E Common Stock
Brandes Investment Partners, LP(1) 4275 Executive Square 5th Floor La Jolla, CA 92037 United States	1,983,761	6.6	5.3
BlackRock, Inc. 50 Hudson Yards New York New York 10001 United States	1,646,829	5.5	4.4
Sub-total shares of Class E Common Stock	3,630,590	6.6	9.7
Total Shares of Class E Common Stock	30,060,446	100.0	80.7

Class F Common Stock
Sub-total shares of Class F Common Stock	0	0	0
Total Shares of Common Stock	37,230,208		100.0
(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 12, 2026.
(2)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 21, 2026.

8	2026 Proxy Statement	Bladex

Proposal 1 To Approve the Bank’s Audited Consolidated Financial Statements For the fiscal year ended December 31, 2025

Board Recommendation

The Board of Directors unanimously recommends that you vote FOR the approval of the bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025.

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2025 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board
(IASB), and were audited by the Bank’s independent registered public accounting firm, KPMG, which expressed an unqualified opinion, in accordance with International Standards on Auditing. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual
Meeting regarding the Bank’s audited consolidated financial statements.

Bladex	2026 Proxy Statement	9

Proposal 2 To Ratify the Appointment of KPMG as the Bank’s Independent Registered Public Accounting Firm For the Fiscal Year Ending December 31, 2026

Board Recommendation

The Board of Directors and the Audit Committee of the board, which is responsible for the final recommendation of the Bank’s independent registered public accounting firm, unanimously recommends that you vote FOR the ratification of the appointment of KPMG as the bank’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Bank’s independent registered public accounting firm retained to audit the Bank’s financial statements. The Audit Committee evaluates the election of the Bank’s independent auditors each year and determines whether to re-engage the current independent auditor or consider other firms. For 2026, for the purpose of this evaluation, the Bank conducted a competitive process after which the
Audit Committee determined to re-engaged KPMG as the Bank’s independent auditors for the fiscal year ending December 31,
2026.
The shareholders will vote to ratify the appointment of KPMG as independent registered public accounting firm for the fiscal year ending December 31, 2026, as auditors of the Bank, to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit related services as may be required.
In connection with the audit of the fiscal year ended December 31, 2025, and during the subsequent interim period through the date of this proxy statement, neither the Bank, nor anyone on its behalf, consulted KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Bank, in any case where a written report or oral advice was provided to the Bank by KPMG, that KPMG concluded was an important factor considered by the Bank in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a ‘‘reportable event’’ (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).
The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

10	2026 Proxy Statement	Bladex

Proposal 3 Election of Directors

Board Recommendation

The Board of Directors unanimously recommends that the holders of Class E shares vote FOR the election of Julianne
Canavaggio as director of the bank representing the holders Class E shares of common stock.

The Board consists of ten directors, in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the
Class A Shareholders, five directors are elected by the Class E Shareholders, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding Class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the Class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding Class F shares. Except for Directors, Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango
and Mr. Miguel Heras, all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the United States Securities and Exchange Commission (the “SEC”) under the
Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company
Manual, and Rule No. 05-2011 as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. Information
regarding the independence determination of directors is included on the Bank’s website at https://www.bladex.com/en/
governance.
As a bank organized and based in Panama, Bladex is subject to Panamanian laws and regulations in the operation of its business, in addition to the rules and regulations of the NYSE and the rules and regulations of the SEC applicable to foreign private issuers. In making determinations as to director independence, our Board must therefore not only apply applicable SEC and NYSE rules, but also applicable Panamanian law.
The Board has determined that any Director who is related to a company that provides advisory or consulting services to the
Bank will not be considered independent and will be excluded from this consideration, as a result of a specific Panamanian banking regulation. This specific regulation differs significantly from applicable SEC and NYSE independence requirements, which do not include this requirement in such a wide and unqualified manner.
Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. For the election of directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of his, her or its votes in favor of one candidate or distribute such votes among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

Bladex	2026 Proxy Statement	11
Proposal 3
At the Annual Meeting, common shareholders will be asked to elect three directors (two directors to represent the holders of the
Class A shares of the Bank’s common stock and one director to represent the holders of the Class E shares of the Bank’s common stock) to the Board. The votes of the holders of the Class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the Class E shares. Each elected director will serve a term of three years. The
Board has nominated Julianne Canavaggio, as director to represent the holders of the Class E shares of the Bank’s common stock.
Two Directors to be Nominated for Election to Represent Holders of Class
A Shares
At this Annual Meeting, Class A Shareholders will have the opportunity to nominate two qualified candidates, in accordance with the Bank´s Policies and Procedures for the election of the Class A shares of the Bank’s common stock.
One Class E Director Nominated for Election
With the recommendation of the Bank’s Compensation Committee, the Board has nominated Julianne Canavaggio, for election as director to represent the holders of the Class E shares of the Bank’s common stock.

Career Highlights:
Managing Director of Cuestamoras Group, a diversified, professionally managed multi-
asset investment and operating platform in Central America.
Other Experience:
■Independent Director of Copa Holdings
■Director of Telecable, S.A. (Costa Rica) and Telca, S.A. (Panama)
■Former Chief Executive Officer of Lazard for Latin America and Chief of Staff to
the Global CEO of Financial Advisory
Education:
■Bachelor of Arts in Applied Mathematics and Economics - Harvard University
■Juris Doctor - Tulane University Law School
Relevant Skills and Qualifications:
Ms. Canavaggio brings senior executive experience, multi‑jurisdictional board service, and deep knowledge of the financial and capital markets sectors in Latin America. She offers strong analytical capabilities and independent judgment in evaluating financial, strategic, and risk information, as well as practical expertise in governance, regulatory compliance, risk management, and internal controls. Her background working with global organizations, combined with experience in organizational transformation, technology, and sustainability, equips her to contribute effectively across Board committees and to support the Bank’s strategic decision‑making and risk‑oversight responsibilities. These qualifications make her well suited to serve on the Board of Directors of Bladex.

Julianne Canavaggio Director Age: 44

12	2026 Proxy Statement	Bladex

Proposal 4 To Approve, on an Advisory Basis, the Compensation of the Bank’s Executive Officers

Board Recommendation

The Board of Directors unanimously recommends that you vote FOR the foregoing resolution for the reasons outlined below.

While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say-on-pay and say-on-frequency, an advisory vote on the frequency of shareholders votes on named executive officers’
compensation was conducted in connection with the 2023 Annual Meeting of Shareholders in conformity therewith. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis.
Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s named executive officers (sometimes referred to as “say-on-pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s named executive officers as described in this Proxy Statement.
This vote is non-binding. The Nomination, Compensation and Operations Committee, which pursuant to its Charter is comprised solely of independent directors (see below), and the Board expect to take into account the outcome of the vote when considering future named executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.
As described in detail under “Compensation of Executive Officers and Directors”, included elsewhere in this Proxy
Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options, restricted stock and/or restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy
Statement for a more detailed description of the Bank’s compensation programs and plans.
For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance, and incentivizes desirable behavior. Accordingly, we are asking you to endorse our named executive officers’ compensation program by voting for the following resolution:
“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

Bladex	2026 Proxy Statement	13

Proposal 5 To Amend Article 1 of the Bank’s Articles of Incorporation to Change the Name of the Bank

Board Recommendation

The Board of Directors unanimously recommends that you vote FOR the foregoing resolution for the reasons outlined below.

We are proposing to amend Article 1 of the Bank’s Articles of Incorporation to change the name of the Bank from Banco
Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc.
For Proposal 5 to be approved, the following votes will be required:
i.the affirmative vote of holders of at least three-fourths (3/4) of the issued and outstanding Class A Common Shares; and
ii.the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.
Both the current Articles of Incorporation and the proposed amendment were originally drafted in the Spanish language and translated into English for your convenience. Attached hereto as Annex A is the relevant article of the Articles of Incorporation in
English, showing (i) current article of the Articles & Incorporation, (ii) a redline reflecting the proposed amendment under Proposal
5 and (iii) the corresponding clean, amended version. In the event of any discrepancies between the meanings of the terms of the
Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meanings of the terms of the Articles of
Incorporation in Spanish will govern.
A copy of the current Articles of Incorporation in Spanish and the proposed amendment to the Articles of Incorporation in Spanish can be requested, without charge, by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda,
Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama.

14	2026 Proxy Statement	Bladex

Information Regarding the Board, Committees, Non-Executive Officers of the Board and Executive Officers of the Bank

Information Regarding Directors
The following table and biographies set forth certain information concerning the directors whose terms do not expire in 2026 and who will continue to serve as directors following the Annual Meeting, including information with respect to each director’s current position within the Bank and other institutions, class of shares which such director represents, country of citizenship, the year that each director’s term expires, and age:

Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age

Class A

Tarciana Gomes Medeiros President, Banco Do Brasil	Brazil	Director	2028	47
Class E

Angélica Ruiz Senior Vice President, BP Mexico	Mexico	Director	2028	52

Miguel Heras Founder and Managing Partner, MKH Capital Partners	Panama	Director	2027	57

Ricardo Manuel Arango Partner, Arias, Fábrega y Fábrega	Panama	Director	2028	65

Roland Holst Board Member, Sudameris Bank	Paraguay	Director	2028	56
All Classes

Alexandra Aguirre Partner, Holland & Knight LLP in Miami, Fl	United States	Director	2027	49

Isela Costantini Chief Executive Officer, GST Financial Services in Argentina	Argentina	Director	2027	54

Bladex	2026 Proxy Statement	15
Information Regarding the Board

Career Highlights:
Director of the Board since 2024, is Chief Executive Officer at Banco do Brasil since 2023 and is currently a member of the Board of Directors of Brasilprev Seguros e Previdencia
S.A. (a private pension and insurance company), Elo Participaçãoes, Brazilian
Federation of Banking Associations (FEBRABAN) and Fundação Banco do Brasil.
Other Experience:
■Banco do Brasil S.A. – Member of the Board of Directors (January 2023 –
present)
■Brasilprev Seguros e Previdência S.A – Member of the Board of Directors (March
2023 - present)
■FEBRABAN (Brazilian Federation of Bank Associations) – Member of the Board
Council and member of the Advisory Council (January 2023 – present)
■Fundação Banco do Brasil (FBB) – President of the Board of Trustees (January
2023 – present)
■Former Executive Manager of Loans Solutions for Individuals at Banco do Brasil,
Brasil
■Former Head of Commercial Superintendecy of BB Seguridade Holing Corp.,
Brazil
■Former Executive Manager of Customer Service in the Office of Retail Business,
Brazil
Education:
■MBA in Technology for Business: AI, Data Science and Big Data – PUC RS
(Pontifical Catholic University of Rio Grande do Sul)
■MBA in Marketing, Branding and Growth – PUC RS (Pontifical Catholic University
of Rio Grande do Sul)
■USP/Esalq – MBA in BI and Analytics
■PUC-RS - MBA in Leadership, Innovation and Management
■LHH Human Resource Consulting - Leadership Development Program
■ESAB – Escola Superior Aberta do Brasil – Specialization in Business
Administration and Marketing
■BB Insper – Executive Management
■PAP Certificate – The Executive Program at Banco do Brasil
■Disney Institute – Quality Service Certificate
■Faculdade AIEC – Bachelor of Business Administration
Relevant Skills and Qualifications:
Ms. Medeiros' professional experience in the banking industry and on boards of directors qualifies her to serve on the Board of Directors of Bladex and has enabled Tarciana to take on any executive leadership roles.

Tarciana Gomes Medeiros Director Age: 47 Director Since: 2024 Committees: ■Audit Committee, Member ■Nomination, Compensation and Operations Committee, Member

16	2026 Proxy Statement	Bladex
Information Regarding the Board

Career Highlights:
Director of the Board since 2023, is Senior Vice President at BP since 2020 and was
Head of Country for Mexico at BP from 2018 to 2020.  Ms. Ruiz has been recognized as one of the 100 Most Influential Women in Mexico by Forbes in 2021, Most Influential
Leaders in LATAM by Bloomberg in 2021 and Leaders in Energy by Petroleum and
Energy Ranking in 2018.
Other Experience:
■Former Vice President Managing Director LATAM for Vestas.
■Strategy and Commercial Director, Chief Financial Officer and Business Services
Director at Petrofac Integrated Energy Services, Mexico.
■Former General Manager-MD, Commercial and Business Development Global
Manager and Strategy and Planning Manager at Grupo Mexicana de Servicios
Subacuáticos S.A. de C.V., in Mexico.
■Former Strategy and Transformation, Outsourcing and Project Manager at CAP
Gemini Ernst & Young in Mexico
Education:
■London Business School – Executive Education-Leadership
■Specialized in Oil & Gas Education, University of Texas, Austin
■Master’s in Business Administration (MBA) Operations Management and
Supervision at Instituto Panamericano en Alta Dirección (IPADE).
■Master’s in Business Administration (MBA) at Richard Ivey School of Business at
University of Western Ontario, Canada
■B.A. in Economics at Instituto Tecnológico Autónomo de México
Relevant Skills and Qualifications:
Ms. Ruiz’s leadership skills and regional experience in more than eight Latin American countries in various executive roles including the energy industry, strategy, operations and commercial with a global focus, qualify her to serve in the Board.

Angélica Ruiz Celis Director Age: 52 Director Since: 2023 Committees: ■Audit Committee, Member ■Nomination, Compensation and Operations Committee, Member

Bladex	2026 Proxy Statement	17
Information Regarding the Board

Career Highlights:
Mr. Heras is a Director since 2015 and Chairman of the Board since 2019. He is the
Founder and Managing Partner of MKH Capital Partners, a private equity firm based in
Florida, U.S.A. He served as Managing Director and currently serves as a member of the
Board of Directors of Inversiones Bahía, Ltd. in Panama, the largest investment group in
Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Effective January 1, 2026, Mr. Heras serves as a Member of the Board of Directors of Grupo Argos, a leading colombian infrastructure holding company operating across the Americas, with core businesses in cement and concrete, renewable energy and road and airport concessions. Mr. Heras currently serves on the boards of Able Kids, All Together Autism, Wax Center Partners, Copa Colombia,
Televisora Nacional and Bahia Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America. He obtained extensive knowledge and experience in the banking industry while serving as a member of the
Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de
Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted
Banco General into one of the largest banks in Central America.
Other Experience:
■Founder and Former Vice President of the Board of the Panama Food Bank
Foundation
■Former member of the Board of Directors, Amnet Telecommunications Holdings
■Former member of the Board of Directors, Clean Streak Ventures
■Former member of the Board of Directors, Cable and Wireless (Panama) Inc.
■Former member of the Board of Directors, Panamanian Stock Exchange
■Former Minister of the Treasury of the Republic of Panama (1996 to 1998)
■Former President of the Council on Foreign Trade (1996 to 1998)
■Former Vice Minister of the Treasury (1994 to 1996)
Education:
■Bachelor of Science in Economics, Wharton School of the University of
Pennsylvania
Relevant Skills and Qualifications:
Mr. Heras’ professional expertise in economics, finance, private equity, executive management leadership and his experience as a board member of different companies qualifies him to serve on the Board.

Miguel Heras Director Age: 57 Director Since: 2015 Committees: ■Risk Policy and Assessment Committee, Chairmen ■Finance and Business Committee, Member

18	2026 Proxy Statement	Bladex
Information Regarding the Board

Career Highlights:
Director of the Board since 2016, Mr. Arango is Senior Partner of the law ﬁrm of Arias,
Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the ﬁrm, contributing to shape the organization into a leading Latin-American law ﬁrm. Mr. Arango has served as a member of the board of directors and the audit and compliance committees of Banco General S.A. since 2012.  Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming partner of the firm in
1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From
1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama´s current Securities Act. Mr. Arango is admitted to practice law in New York and Panama.
Other Experience:
■Former member of the board of directors of the Panama Canal Authority and
Chairman of its Audit and Governance and Finance and Strategy Committees
■Former member of the board of directors of Corporación La Prensa and as
Chairman of its Editorial Committee
■Former member of the board of directors of the Panama Stock Exchange and as its Chairman
■Former Associate, White & Case in New York
Education:
■Bachelor’s degree in Law and Political Science, University of Panama
■Master of Laws degree, Harvard Law School
■Master of Laws degree, Yale Law School
Relevant Skills and Qualifications:
Mr. Arango has a strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies.

Ricardo
Manuel
Arango
Director
Age: 65
Director Since: 2016
Committees:
■Anti-money Laundering,
Compliance and
Sustainability Committee,
Chairman
■Finance and Business
Committee, Member
■Risk Policy and
Assessment Committee,
Member

Bladex	2026 Proxy Statement	19
Information Regarding the Board

Career Highlights:
Director of the Board since 2017, he served as Treasurer and Member Ex-Officio of the
Board from May 2017 to October 2017 and was previously a Board member from 2014 to
2017. Dr. Holst is a Board member of Sudameris Bank, Paraguay since 2017 and served as a member of the board of Banco Central del Paraguay from 2012 to 2017.
Other Experience:
■Director of the Securities Depository of Paraguay.
■Director of Sudameris Bank, Paraguay.
■Chairman of Sudameris Asset Management, Paraguay.
■Former Head of Fixed Income Research, State Street Global Markets in Boston,
MA.
■Former Quantitative Analyst, Starmine Corp. in San Francisco, CA.
■Former Teaching Assistant of Econometrics, Public Finance, Finance, Program
Evaluation, Macroeconomics and Labor Economics, University of Chicago.
■Former Investment Manager, Garantia PFP, a pension fund.
■Former General Manager, Bolsa de Valores de Asunción, Paraguay.
■Author of ‘‘Social Security and Policy Risk: Evidence of its effects on welfare costs and savings’’ published in 2007.
Education:
■Ph.D. in Public Policy and a Master’s in Economics, University of Chicago
■Master in Economics, Universidad Católica de Asunción, Paraguay
■Degrees in Economics and Agronomy, Universidad Nacional de Asunción,
Paraguay
■Financial Risk Manager (FRM) certification
Relevant Skills and Qualifications:
Mr. Holst has professional experience in the fields of finance and economics and academic accomplishments qualify him to serve on the Board.

Roland Holst Director Age: 56 Director Since: 2017 Committees: ■Audit Committee, Member ■Risk Policy and Assessment Committee, Member

20	2026 Proxy Statement	Bladex
Information Regarding the Board

Career Highlights:
Director of the Board since 2020, is Partner at Holland & Knight LLP in Miami, Fl. since
2022. Previously she was a Partner at Morrison & Foerster, LLP from 2019 to 2022. Ms.
Aguirre has been a member of the Board of Trustees of the Pan American Development
Foundation since 2015 and has also served as a board member of the Women Lawyers’
Interest Group of the International Bar Association since 2019.
Ms. Aguirre has been listed among Latin America’s Top 100 Lawyers (Latinvex 2019–
2025) and has received numerous recognitions, including “40 Under 40” (The M&A
Advisor, 2015) and Florida Super Lawyers Rising Star (Super Lawyers Magazine, 2009).
She was also a finalist for the Top Dealmaker of the Year Award, Corporate Category
(Daily Business Review, 2012), and a recipient of the M&A Deal of the Year Award (Latin
Lawyers Magazine, 2008).
Ms. Aguirre is admitted to practice law in the State of Florida, the District of Columbia,
and the State of New York.
Other Experience:
■Previously shareholder, Greenberg Traurig, LLP
■Member of the Presidential Advisory Council (PAC), INCAE Business School
■Associate, Hunton & Williams LLP
Education:
■Bachelor’s Degree in Marketing and Entrepreneurial, Babson College
■Juris Doctor, Northeastern University School of Law
Relevant Skills and Qualifications:
Ms. Aguirre’s professional expertise in corporate finance law, corporate governance and cross-border financing transactions in Latin America and United States and her experience as board member in different entities, qualify her to serve on the Board.

Alexandra
M. Aguirre
Director
Age: 49
Director Since: 2020
Committees:
■Finance and Business
Committee, Member
■Anti-money Laundering,
Compliance and
Sustainability, Member
■Risk Policy and
Assessment Committee,
Member

Bladex	2026 Proxy Statement	21
Information Regarding the Board

Career Highlights:
Director of the Board since 2019, is Chief Executive Officer of GST Financial Services in
Argentina. Ms. Costantini is a member of the boards of Barrick Gold Corporation, Barrick
Gold International Advisory Board, and Prosegur S.A. Previously she held multiple positions at General Motors where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay.
Other Experience:
■Counsel member, CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento).
■Professor at the Executive MBA at Universidad de San Andres
■Former member of the board, Food Bank of Argentina.
■Former member of the board, San Miguel SA.
■Former member of the board, IRSA SA.
■Former President and Chief Executive Officer, Aerolíneas Argentinas
Education:
■Social Communications Degree, with a Major in Advertising, Pontificia
Universidade Catolica do Parana (PUC-PR), Brazil
■MBA, with specialization in Marketing and International Business, Loyola
University in Chicago
Relevant Skills and Qualifications:
Ms. Costantini’s professional expertise in restructuring, cultural transformation, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.

Isela Costantini Director Age: 54 Director Since: 2019 Committees: ■Nomination, Compensation and Operations Committee, Chairwoman ■Audit Committee, Member

22	2026 Proxy Statement	Bladex
Information Regarding the Board
Information Regarding Non-Executive Officers of the Board (“Dignatarios”)
The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“Dignatarios”) and their current office or position within other institutions. Dignatarios are elected annually by the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the
Bank).

Name	Country of Citizenship	Position Held by Dignatario with the Bank	Age

Miguel Heras* Managing Partner and Founder, MKH Capital Partners	Panama	Chairman of the Board	57

Herminio A. Blanco CEO, IQOM	Mexico	Treasurer	75

Jorge Luis Real Executive Vice President - Chief Legal Officer and Corporate Secretary Banco Latinoamericano de Comercio Exterior, S.A.,	Panama	Secretary	53
*Indicates individual is also a member of the Board.
Board Leadership Structure
The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management. The Bank currently separates the positions of Chief Executive Officer and
Chairman of the Board.
As defined by the SEC in Item 407 of Regulation S-K, at least one of the members of the Audit Committee is an “audit committee financial expert”.
In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules
of the Superintendency of Banks of Panama, the Bank’s organizational documents and charters of each of the following Board
Committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the
Nomination, Compensation and Operations Committee of the Bank are independent directors.
Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.
Director Education
The Board believes that director education is essential to the ability of the directors to provide oversight and fulfill their roles. It is important that directors receive additional information and training about issues that are relevant to exercising prudent oversight of the management of the Bank. As such, the Bank regularly provides training that covers its industry and related current business, regulatory and governance topics presented by internal and external experts.
All new directors receive an orientation and training that is individually tailored, taking into account the director’s experience, background, education and committee assignments. The Bank’s new director orientation program is led by members of senior management, in consultation with the Chairman of the Board and each of the Bank’s new directors, and covers a review of the
Bank’s business groups, strategic plan, financial statements and policies, risk management framework and significant risks, regulatory matters, corporate governance and key policies and practices (including the Bank’s Code of Ethics and Compliance programs), as well as the roles and responsibilities of its directors.
The Board and its committees participate in and receive various forms of training and education throughout the year, including business update sessions; management presentations on the Bank’s businesses, services, and products; and information on industry trends, regulatory developments, best practices, and emerging risks in the financial services industry. Other educational and reference materials on governance, regulatory, risk, and anti-money laundering and anti-corruption as well as other relevant topics are regularly included in Board and committee meeting materials and maintained in an electronic library available to directors.

Bladex	2026 Proxy Statement	23
Information Regarding the Board
Director Nomination Process
As a financial entity regulated by applicable corporate and banking laws and regulations of the Republic of Panama and by the laws and regulations applicable to foreign private issuers listed on the New York Stock Exchange and registered with the
Securities and Exchange Commission, Bladex considers critical to have in place and regularly review and strengthen a clear and transparent process for the search, identification, evaluation and application process of persons who wish to become directors of the Bank. The purpose of this process is to ensure high standards of corporate governance and have a board of directors comprised of individuals who have the preparation, knowledge, experience, variety of backgrounds, values and commitment necessary to carry out their duties and responsibilities.
The selection and nomination process for directors of the bank is led by the Nomination, Compensation and Operations
Committee (the “NC&O Committee”) in coordination with the Chairman of the board of directors and the other members of the
Board (nonetheless, the board of directors may alternatively constitute for specific instances an ad-hoc committee to substitute the NC&O Committee for the purpose of evaluating the eligibility requirements of candidates or coordinating the selection and nomination process). In any case, the NC&O Committee or the ad-hoc committee, as applicable, will regularly evaluate and recommend to the board of directors, for its final approval, the eligibility requirements that the candidates for the position of directors of the board of directors of the Bank must meet, as well as the selection and nomination process.
The current eligibility requirements are based on several criteria, including (1) the personal aptitudes of the candidates, (2)
professional background and experience, and (3) other basic requirements (e.g. minimum age, university degree, etc.).
Furthermore, these basic eligibility requirements are supplemented by regulatory eligibility requirements which are consistent with, and are aimed at ensuring that Bladex complies with applicable requirements of the New York Stock Exchange and the
Superintendency of Banks of Panama, including certain independence and “no incompatibility” requirements.
The NC&O Committee is responsible for screening and recommending the nomination of director candidates to the Board.
When searching for new directors, the NC&O Committee actively seeks out candidates from varied backgrounds to include in the pool from which Board nominees are chosen. When identifying and evaluating potential director nominees, including current members of the Board who are eligible for re-election, the NC&O Committee seeks a balance of knowledge, experience, and capability on the Board and may consider the following:
■Ethics, integrity and adherence to our values;
■Qualities such as character, business judgment, independence, relationships, professional experience, length of service, and the like;
■Commitment to enhancing long-term stockholder value;
■Variety of backgrounds, viewpoint and other individual characteristics;
■Knowledge or relevant experience regarding the operations or risks inherent in banking activities;
■Demonstrated track record of integrity, competence, diligence and practical understanding of the business environment;
■Sufficiency of time to carry out their Board and committee duties; and
■Other factors, including conflicts of interest or competitive issues.
Board Evaluations
Our Board recognizes the critical role of annual Board evaluations in ensuring the Board is functioning effectively. The Board has a regular practice of assessing its own performance and the effectiveness of its members. Directors complete a questionnaire evaluating the Board annually. Overall performance is reviewed and discussed by the Nomination, Compensation and Operations
Committee and any recommendations for improvement are then provided to our Board.
Executive Sessions of Directors
Executive sessions of directors are held during each meeting of the Board. Executive sessions over the course of this year were led by Mr. Miguel Heras , as the chairperson of the sessions. The Board met for executive sessions five times during 2025.

24	2026 Proxy Statement	Bladex
Information Regarding the Board
Meetings of the Board and Committees
During the fiscal year ended December 31, 2025, the Board held seven meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2025.
The following table sets forth the membership and number of meetings for each of the five Committees of the Board during the fiscal year ended December 31, 2025:

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations

Alexandra M. Aguirre
Ricardo Manuel Arango
Daniel Tillard
Isela Costantini
Mario Covo
José Alberto Garzón
Miguel Heras
Roland Holst
Tarciana Gomes Medeiros
Angélica Ruiz Celis
Number of Committee Meetings Held in 2025	7	5	5	8	5

Chairman	Member

Audit Committee Committee Members: ■José Alberto Garzón (Chair) ■Daniel Tillard ■Isela Costantini ■Roland Holst ■Tarciana Gomes Medeiros ■Angélica Ruiz Celis Meetings in 2025: 7
About the Audit Committee
The Audit Committee is a standing Committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule
05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is
Mr. Roland Holst.

Bladex	2026 Proxy Statement	25
Information Regarding the Board

Audit Committee (Continued)
The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.
The Audit Committee meets at least six times per year, as required by the
Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2025, the Audit
Committee held seven meetings.
The Audit Committee, in its capacity as a Committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the
Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the Audit Committee.
The Charter of the Audit Committee requires an annual self-evaluation of its performance.
The Audit Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2025.
The table below summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

		2024	2025

	Audit Fees	$735,726	$743,480
	Audit-Related Fees	$139,700	$293,700
	Total	$875,426	$1,037,180

The following is a description of the type of services included within the categories listed above:
■Audit fees include aggregate fees billed for professional services rendered by
KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
■Audit-related fees include aggregate fees billed for assurance and related services by KPMG, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated primarily with the Bank's funding programs and include additional assurance and related services required in connection with specific transactions executed during the year.
The Audit Committee’s Charter may be found on the Bank’s website at https://
www.bladex.com/en/governance.

26	2026 Proxy Statement	Bladex
Information Regarding the Board

Risk Policy and Assessment Committee Committee Members: ■Miguel Heras (Chair) ■Alexandra M. Aguirre ■Ricardo Manuel Arango ■Mario Covo ■Roland Holst Meetings in 2025: 5
About the Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing Committee of the Board.
According to its Charter, the Risk Policy and Assessment Committee must be comprised of at least three directors.
The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit asset, the exposure to country, market and liquidity risks, technological, and information security (including cybersecurity) risks the analysis of operational risks, which take into account the legal risks associated with the Bank´s products, model, fraud and reputational risks, environmental, social and climate related risks, and management of corporate insurances.
In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval with respect to each transaction and/or economic group. It reports to the Board and refers transactions for consideration and approval by the Board when the transaction limit exceeds its delegated authorizations.
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk
Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least five times per year. During the fiscal period ended December 31, 2025, the Risk Policy and Assessment Committee held five meetings.
The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.

Finance and Business Committee Committee Members: ■Mr. Mario Covo (Chair) ■Ms. Alexandra M. Aguirre ■Mr. Ricardo Manuel Arango ■Mr. Miguel Heras Meetings in 2025: 5
About the Finance and Business Committee
The Finance and Business Committee is a standing Committee of the Board.
According to its Charter, the Finance and Business Committee must be comprised of at least three directors.
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2025, the Committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.

Bladex	2026 Proxy Statement	27
Information Regarding the Board

Anti-Money Laundering, Compliance and Sustainability Committee Committee Members: ■Mr. Ricardo Manuel Arango (Chair) ■Alexandra M. Aguirre ■José Alberto Garzón Meetings in 2025: 8
About the Anti-Money Laundering, Compliance and
Sustainability Committee
The Anti-Money Laundering, Compliance and Sustainability Committee is a standing
Committee of the Board. The current members of the Anti-Money Laundering,
Compliance and Sustainability Committee are Directors Mr. Ricardo Manuel Arango
(Chair), Ms. Alexandra M. Aguirre and Mr. José Alberto Garzón, and the Bank’s Chief
Executive Officer, Executive Vice President-Commercial Banking, Executive Vice
President- Treasury and Capital Markets, Executive Vice President-Chief Risk
Officer, Executive Vice President, Technology & Operations, Executive Vice
President-Strategic Planning, Executive Vice President-Chief Audit Officer, Executive
Vice President-Chief Investor Relations Officer, Executive Vice President-Chief Legal
Officer and Corporate Secretary, Head Office Chief Compliance Officer and New
York Agency Compliance Officer.
The Anti-Money Laundering, Compliance and Sustainability Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance
Program on a strategic level.
Compliance includes all the laws and regulations that apply to the Bank and are related to: (i) Anti-Money Laundering and the Combating of the Financing of
Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), (ii) The
U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), (iii) The
Foreign Accounts Tax Compliance Act (FATCA), (iv) The OECD’s Common
Reporting Standards (CRS), and (v) The Foreign Corrupt Practices Act (FCPA).
Additionally, the Legal Department manages the Corporate Compliance Program, which encompasses the ongoing evaluation of regulatory obligations, monitoring of compliance-related KPIs, and the presentation of periodic reports to the Compliance
Committee.
With respect to Environmental, Social and Governance (ESG) matters, on which the
Bank's sustainability is based, the Board provides that the Committee shall also be in charge of overseeing these initiatives and the work carried out by Management towards the development, implementation and maintenance of a sustainability program for the Bank, reporting to the Board on a regular basis and coordinating with other Board Committees in charge of certain aspects related to social and environmental issues.
During the fiscal year ended December 31, 2025, the Anti-Money Laundering,
Compliance and Sustainability Committee held eight meetings.
The Anti-Money Laundering, Compliance and Sustainability Committee Charter may
be found on the Bank’s website at https://www.bladex.com/en/governance.

28	2026 Proxy Statement	Bladex
Information Regarding the Board

Nomination,
Compensation
and Operations
Committee
Committee Members:
■Ms. Isela Costantini
(Chair)
■Mr. José Alberto Garzón
■Ms. Angélica Ruiz Celis
■Tarciana Gomes
Medeiros
■Daniel Tillard.
Meetings in 2025: 5

About the Nomination, Compensation and Operations
Committee
The Nomination, Compensation and Operations Committee (the “NC&O Committee”)
is a standing Committee of the Board. According to its Charter, the Nomination,
Compensation and Operations Committee must be comprised of at least three directors.
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the
Nomination, Compensation and Operations Committee can be an employee of the
Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-
Oxley Act, Section 303A NYSE Listed Company Manual and Rule No. 05-2011 as
amended by Rule 05-2014 of the Superintendency of Banks of Panama. The
Nomination, Compensation and Operations Committee charter requires the
Committee to meet at least five times per year. During the fiscal year ended
December 31, 2025, the Nomination, Compensation and Operations Committee held five meetings.
The Nomination, Compensation and Operations Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counselling on succession planning for executive officers; recommending compensation for Board members and Committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans. Further, the
Nomination, Compensation and Operations Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
The Nomination, Compensation and Operations Committee considers qualified director candidates recommended by shareholders. All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considered candidate qualifications and other factors, including, those described in the section entitled “Director Nomination Process” above. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the
Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama
City, Republic of Panama.

Bladex	2026 Proxy Statement	29
Information Regarding the Board

Nomination, Compensation and Operations Committee (Continued)
The Charter of the Nomination, Compensation and Operations Committee requires an annual self-evaluation of the Committee’s performance.
The Nomination, Compensation and Operations Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
None of the Bank’s executive officers serve as a director or a member of the
Nomination, Compensation and Operations Committee, or any other Committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination,
Compensation and Operations Committee. None of the members of the Nomination,
Compensation and Operations Committee has ever been an employee of the Bank.

Executive Officers
Set forth below is information regarding the executive officers of the Bank, as of the date hereof.

Name	Position Held with the Bank	Country of Citizenship	Age

Jorge Salas	Chief Executive Officer	Spain	55

Tatiana Calzada	Executive Vice President Chief Compliance Officer	Panama	55

Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	44

Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	42

Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	54

Annette van Hoorde de Solís	Executive Vice President Chief Financial Officer	Panama	54

Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	45

Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	53

Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	49

Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	61

Geraldine Abreu	Executive Vice President Technology & Operations (Chief Technology Officer)	Venezuela	59

30	2026 Proxy Statement	Bladex
Information Regarding the Board
Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as
President and Chief Executive Officer of Banesco USA, in Coral Gables, Florida for 5 years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama
from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas, Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a
Master’s Degree in public policy and an MBA both from the University of Chicago.

Samuel Canineu was appointed Executive Vice President - Chief Commercial Officer in August 2021. From 2003 to 2020, he
held various positions at ING Group in the Americas including CEO of ING in Brazil, Managing Director & Head of Loan
Syndications Latin America (New York), VP of Leveraged Finance (New York).
In 2021, he served as Chief Country Officer for Greensill in Brazil. Mr. Canineu holds a Bachelor´s Degree in Business
Administration from Fundacao Getulio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia
University in New York (graduating at the top 5% of his class).

Adriana Lizzeth Díaz was appointed Executive Vice President - Chief Audit Officer in June 2021. Previously, Ms. Díaz served as
Vice President of Audit in Multibank Panama from 2020 to 2021. From 2012 to 2019, Ms. Díaz held positions in the Audit departments of several companies from Grupo Aval Colombia, including Banco de Occidente and Fiduciaria de Occidente. From
2002 to 2012, Ms. Díaz held several positions at Deloitte Colombia.
Ms. Díaz is a Certified Public Accountant with a Degree in Accounting from Universidad La Gran Colombia, and holds a master’s degree in business administration and a Specialization in Financial Management, all from Universidad de Los Andes, Colombia.

Olazhir Ledezma was appointed Executive Vice President – Strategic Planning in July 2021. From 2014 to 2021, he served as
Director of Partners in Performance, where he drove the efficiency and operational transformation of complex organizations.
Previously, he was Vice President – Commercial Planning at Belcorp, Lima, Peru, from 2012 to 2014. Before this experience, he was a Partner at McKinsey & Co. for 14 years, and Brand Manager at Heinz from 1994 to 1996.
Mr. Ledezma graduated as Mechanical Engineer from Universidad Simón Bolívar in Caracas, Venezuela, and holds two Master’s
Degrees, one in Business Administration (MBA) and another in Manufacturing Engineering, from the University of Michigan
(U.S.A.).

Geraldine Abreu was appointed as Executive Vice President - Technology & Operations (Chief Technology Officer) in
September 2024, after a career of more than 25 years leading technological transformations in various companies in Latin
American financial sector, with a recognized track record as a senior IT excecutive at Banesco, Credicard Consortium, Banco
Plaza in Venezuela and Iuvity, where she contributed to the implementation of high-impact initiatives for important financial institutions in Colombia, including Davivienda, Bancolombia and HelmBank in the United States. Additionally, Ms. Abreu has
extensive experience in Digital Channels, Payment Methods, as well as in the Management of Highly Complex Projects.
Ms. Abreu holds a degree in Computer Science from the Universidad Central de Venezuela, a degree in Project Management from the Universidad Católica Andrés Bello. Also, she has Advanced Management Studies from the Institute of Higher
Administration Studies (IESA and at the Massachusetts Institute of Technology (MIT).

Tatiana Calzada has served as Executive Vice President - Chief Compliance Officer since December 2023. Before joining the
Bank, she served in Citibank, N.A. (Panama Branch) as Director- Anti Money Laundering Cluster Head for Caribbean and Central
America from January 2023 to December 2023, Senior Vice-President Anti Money Laundering Cluster Head for Caribbean and
Central America from 2021 to 2023, Senior Vice-President Panama Anti Money Laundering Head and Central America Anti
Money Laundering Cluster Head from 2018 to 2021, Senior Vice- President Anti Money Laundering Compliance Risk
Management Latin America Financial Institutions Head and Anti Money Laundering Caribbean Cluster Head from 2016 to 2018,
Senior Vice- President Panama Country Compliance Head from 2012 to 2016. Prior to serving in Citibank, Mrs. Calzada served as Chief Legal Counsel for the Bank from 1997 to 2012 and Lawyer at Patton, Moreno & Asvat in Panama from 1995 to 1996.

Bladex	2026 Proxy Statement	31
Information Regarding the Board
Ms. Calzada has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and a
Master’s Degree in International Law, Trade and Finance from Tulane University. She was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1994. Mrs. Calzada is also a Certified Professional in Anti Money Laundering
(CPAML) by the Financial and International Business Association (FIBA), certified by the Florida International University since
2013 and is a Certified Public Translator (Spanish-English and vice versa) in Panama since 1992.

Annette van Hoorde de Solís has served as Executive Vice President - Chief Financial Officer (CFO) of Banco Latinoamericano
de Comercio Exterior, S.A. since April 2025. She joined the Bank in 2005 and has served in various capacities over more than 19 years, primarily within the Treasury, Funding, and Asset and Liability Management areas.
Prior to her appointment as CFO, Ms. van Hoorde de Solís served as Senior Vice President – Funding and Asset and Liability
Management, where she was responsible for the Bank’s funding strategy, liquidity management, and capital markets activities, including access to international debt markets and correspondent banking relationships.
Ms. van Hoorde de Solís holds a Bachelor of Science Degree in Industrial and Systems Engineering from Virginia Polytechnic
Institute and State University (U.S.A.).

Carlos Daniel Raad was appointed Executive Vice President, Chief Investor Relations Officer in June 2022. Previously, he
developed his career at Bancolombia where he held various positions starting as Senior Trader from 2005 to 2014, Manager of
Structured Operations from 2014 to 2020, and his former position was Director of Investor Relations (IRO) from 2020 to 2022.
Mr. Raad holds a degree in Industrial Engineering with a master’s Degree in business administration, both from Universidad de
Los Andes, Colombia; and graduated from the International MBA Exchange Program at IE Business School, Madrid, Spain.

Jorge Luis Real has served as Executive Vice President - Chief Legal Officer and Corporate Secretary since February 2018. He previously served as Senior Vice President - Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal
Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000.
Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and holds a
Master’s Degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is also a Florida International Bankers
Association (FIBA) Anti-Money Laundering Certified Associate (AMLCA), certified by the Florida International University.
Mr. Real is a member of the Legal Affairs Committee of the Panama Banking Association, Director of the Corporate Governance
Institute of Panama since 2023 and was appointed Director of the International Chamber of Commerce (Panama) in 2024.

Alejandro Tizzoni has served as Executive Vice President - Chief Risk Officer of the Bank since May 2016. Mr. Tizzoni joined the Bank in 2006 and has held a series of progressively senior positions within the Risk Management Department, including
Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012, and Senior Analyst from 2006 to 2008. Prior to joining the Bank, from 1997 to 2006 he held various roles in credit risk in the banking sector and the international private industry in Argentina and Chile.
Mr. Tizzoni is a FIBA Anti‑Money Laundering Certified Associate (AMLCA) by Florida International University. He has completed the C‑Suite Pathway Program jointly delivered by IESE and NYU Stern, as well as a fintech program at the Saïd Business
School, University of Oxford. He holds a Master’s Degree in Enterprise Risk Management from the NYU Stern School of
Business, an MBA from the University of Louisville, and a Bachelor’s Degree in Business Administration and a Certified Public
Accountant designation from the Universidad de Buenos Airesin Argentina.

32	2026 Proxy Statement	Bladex
Information Regarding the Board
Eduardo Vivone was appointed Executive Vice President - Treasury and Capital Markets, in February 2018, and has served as
Senior Vice President and Head of Treasury since September 2013. He also served as Senior Vice President, Funding, from April through August 2013.
Prior to joining the Bank, Mr. Vivone held several senior leadership roles at HSBC across multiple regions. He served as Head of
Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking,
Americas, for HSBC Securities in New York from 2007 to 2010, and Head of Treasury for HSBC Bank Spain from 2003 to 2007.
Earlier in his career, he was Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank Argentina from
1998 to 2003. He began his professional career at Banco Roberts in Buenos Aires, where he served in various capacities from
1990 to 1998, including his final two years as Head of Financial Planning.
Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA in Buenos Aires,
Argentina, and a Bachelor’s Degree in Accounting from the Universidad de Buenos Aires, Argentina.

Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive
Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination,
Compensation and Operations Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2026.
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2025, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank's Salary Compensation scheme.
Executive Officers Compensation
In addition to a fixed base salary, and in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation on an annual basis, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stocks.
During the fiscal year ended December 31, 2025, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,695,694.
In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015 and amended and restated
as the 2015 Stock Incentive Plan (“2015 Plan”).
On February 25, 2025, the Bank granted to current executive officers an aggregate of 82,939 restricted stocks corresponding to
2024 performance. These restricted stocks vest 25% of the amount granted per year, with the first vesting on March 25, 2025, one month after the grant date, and the subsequent vesting on each anniversary of the grant date. As of December 31, 2025, the compensation cost charged against the Bank’s 2025 income in connection with these restricted stocks was $4,700,408. The total remaining compensation cost of $3,172,854, will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2025, the Bank charged the salaries expense
$47,960 with respect to the defined contribution plan.
2025 Chief Executive Officer Compensation
The Bank´s current Chief Executive Officer’s compensation for 2025 included an annual base salary of $500,000, performance-
based short-term variable cash compensation of $415,385 a grant of restricted stocks valued at $900,000 and limited perquisites and other benefits amounting to $10,459.

Bladex	2026 Proxy Statement	33
Information Regarding the Board
Results of the 2025 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 29, 2025, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2024 executive officers’ compensation programs (commonly referred to as the “say on pay”
proposal). A substantial majority (89.75%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The NC&O Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2025. The NC&O Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
Compensation and Risk
The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.
In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work toward the long-term growth of the Bank.
Long-Term Stock Exchange (LTSE)
In addition to being listed on the New York Stock Exchange, in 2025 we also listed our Class E shares on the Long-Term Stock
Exchange (“LTSE”). The LTSE is an SEC‑registered national securities exchange designed for companies committed to long-
term value creation. As an LTSE‑listed company, we publish policies focused on long-term value creation and stockholder engagement, and we adhere to the LTSE’s listing principles. Copies of our LTSE policies are available on our website at
www.bladex.com. Information on, or accessible through, our website is not incorporated by reference into this Proxy Statement.
Clawback Policy
In 2023, the Bank adopted a clawback policy that complies with NYSE filed listing standards and SEC rules. Under the policy, if the Bank is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws, the Board shall, subject to certain exceptions, seek to recover “excess incentive-based compensation” from each individual who is a Section 16 officer or was a Section 16 officer during the performance period for such incentive-based compensation. For this purpose, excess incentive-based compensation generally is the amount of incentive-based compensation that is based on a financial performance measure that is in excess of the amount that otherwise would have been received had such incentive-based compensation been determined based on restated amounts in the accounting restatement. The clawback policy applies to incentive-based compensation for which the financial performance metric was attained during the three-year period preceding the date of the accounting restatement.
Board of Directors Compensation
Each non-employee Director of the Bank receives an annual cash retainer of $85,000 for his or her services as a Director and the
Chairman of the Board receives an annual cash retainer in the amount of $135,000.
The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the
Nomination, Compensation and Operations Committee, Risk Policy and Assessment Committee, Finance and Business
Committee, and Anti-Money Laundering Compliance and Sustainability Committee receives an additional annual retainer of
$5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two Committees.
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2025 to the Directors of the
Bank as a group for their services as Directors was $1,027,750.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

34	2026 Proxy Statement	Bladex
Information Regarding the Board
During the fiscal year ended December 31, 2025, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 63,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2025, the total cost for these restricted shares amounted to $2,480,940 of which $1,015,316 was registered during 2025, and the remaining compensation cost of $1,465,624 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2025, the Bank’s Directors and Executive Officers, as a group, beneficially owned an aggregate of 1,241,948
Class E shares, representing approximately 4.1% (based on 30,060,446 Class E shares outstanding as of December 31, 2025)
of all issued and outstanding Class E shares as of such date. “Beneficial Ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2025 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2025. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of Dec. 31, 2025 (1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2025 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)

Jorge Salas	97,909	32,395	130,304	*	23,993
Geraldine Abreu	1,890	242	2,132	*	485
Tatiana Calzada	276	276	552	*	553
Samuel Canineu (4)	35,532	17,987	53,519	*	13,279
Adriana Lizzeth Diaz	10,753	2,220	12,973	*	1,651
Olazhir Ledezma	25,080	10,641	35,721	*	7,589
Annette van Hoorde de Solis	23,247	6,491	29,738	*	5,163
Carlos Daniel Raad	12,698	2,984	15,682	*	2,884
Jorge Luis Real	10,000	4,703	14,703	*	3,199
Alejandro Tizzoni	61,050	15,637	76,687	*	11,191
Eduardo Vivone	30,673	14,073	44,746	*	10,651
Total	309,108	107,649	416,757		80,638
*Less than one percent of the outstanding class E shares.
(1)Includes shares purchased by the executive, restricted stock units  and restricted stocks vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units and restricted stocks that will vest within 60 days of
December 31, 2025
(3)Includes 39,168 unvested restricted stock units granted to executive officers in February 2024, and 41,470 unvested restricted stocks granted to executive officers in February 2025, under the 2015 Plan, respectively. These restricted stock units and restricted stocks vest
25% each period as stated in the Notice of RSU Award. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2025, is not deemed to be beneficially owned by the individuals listed in the table.
(4)For the period ended December 31, 2024, the number of shares owned by Mr. Samuel Canineu amounted to 17,544, and his total beneficial ownership amounted to 32,052 shares. The values previously reported inadvertently included restricted shares.

Bladex	2026 Proxy Statement	35
Information Regarding the Board
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31,
2025:

Name	Number of Shares Owned as of Dec. 31, 2025 (1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2025 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)

Alexandra M. Aguirre	24,300	—	24,300	*	11,700
Ricardo Manuel Arango	45,665	—	45,665	*	11,700
Daniel Tillard	0	—	0	*	3,000
Isela Costantini	24,300	—	24,300	*	11,700
Mario Covo	98,027	—	98,027	*	11,700
José Alberto Garzón	42,300	—	42,300	*	11,700
Miguel Heras	532,749	—	532,749		17,550
Roland Holst	49,450	—	49,450	*	11,700
Tarciana Gomes Medeiros	2,100	—	2,100	*	9,900
Angélica Ruiz	6,300	—	6,300	*	11,700
Total	825,191		825,191		112,350
*Less than one percent of the outstanding class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003
Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2008 and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 29, 2025; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
For additional information regarding stock options granted to executive officers and directors, see Note 28 “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2025.
Stock Ownership Policy for Directors and Executive Officers
Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.
Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all
Board members are in compliance with the guidelines as they apply to them.
The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other Executive Officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial
Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.
The following elements are included in determining the Directors’ and Executive Officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units;
and vested or unvested stock options.

36	2026 Proxy Statement	Bladex

Corporate Governance

Corporate Governance Practices
Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. The Nomination, Compensation and Operations Committee is responsible for making recommendations to the Board of Directors on Corporate Governance matters.
The Bank Corporate Governance Manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate
Governance Rules on “Governance” section may be found on the Bank’s website at https://www.bladex.com/en/governance.
Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:
Board of Directors of Banco Latinoamericano de
Comercio Exterior, S.A.
c/o Mr. Miguel Heras
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urbanización Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of
Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at https://www.bladex.com/en.
Transactions with Related Persons
Certain Directors of the Bank are also Directors and Executive Officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment
Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Bladex	2026 Proxy Statement	37
Corporate Governance
Environmental, Social, and Governance (ESG)
Our Commitment to ESG
Our commitment to sustainability is rooted in the belief that strong governance, responsible environmental management, and social contribution are essential components for long‑term business development. The Board of Directors, the Executive
Committee, and all our employees share this vision, integrating Environmental, Social, and Governance (ESG) criteria as a way to strengthen the Bank’s resilience, enhance risk management, and create value for our shareholders and the communities where we operate. Since 2011 Bladex has been a member of the United Nations Global Compact, since then, we publish an annual Corporate Sustainability report, which is available to our stakeholders in https://www.bladex.com/en/sustainability.

Strategic Pillar	Material Topic	Description

Environment	Climate Change	Management of greenhouse gas emissions from our operations and assessment/ monitoring of risks and opportunities related to climate change.

	Environmental Footprint	Management and mitigation of relevant environmental impacts arising from our operations.

Social	Data Privacy and Security	Systems and policies to protect personal and customer information and ensure its responsible use.

	Talent Acquisition, Retention, And Development	Investment in professional development, a culture of success, and attracting key talent to address future challenges.

	Community Engagement and Impact	Initiatives that promote the development of the communities where we operate, including social projects, volunteering, and local partnerships.

	Responsible Supply Chain	Assessment and monitoring of ESG risks and impacts in our network of suppliers.

	Customer Relations and Satisfaction	Proactive and strategic management to foster strong, transparent, and lasting relationships with our customers.

Governance	Corporate Ethics	Ethical conduct, institutional principles, and clear guidelines that guide the Bank’s operations at all levels.

	Corporate Governance	Effective governance mechanisms, including the structure, diversity, and experience of the Board of Directors, as well as executive compensation.

	Business Continuity	Strategies to ensure operational resilience, adaptation to new trends, and comprehensive management of risks that may affect business continuity.

Sustainable Finance	ESG Integration and Governance	Cross-cutting incorporation of ESG factors into decision-making, including credit analysis and oversight by senior management.

	Social and Environmental Risks	Inclusion of environmental, social, and human rights aspects in the evaluation of credit operations and portfolio management.

	Sustainable Financing	Promotion of financial products with a positive environmental or social impact, such as green, social, or sustainability-linked instruments.

38	2026 Proxy Statement	Bladex
Corporate Governance
During 2022 - 2024, we carried out a comprehensive review of our practices and processes together with external ESG specialists. This work allowed us to identify improvement opportunities, strengthen our internal guidelines, and establish policies and procedures that embed ESG principles into key organizational functions. It enabled us to align perspectives, unify criteria, and develop internal capabilities with a stronger foundation.

Environmental
■Measurement and management of climate-related risks and opportunities, aligned with internationally recognized frameworks (e.g., TCFD / sectoral climate‑risk analytics).
■Operational environmental footprint management and eco‑efficiency practices across facilities.
■Integration of environmental criteria into credit analysis and approval through the strengthened Environmental & Social Risk Management System.
Social
■Fundación Crece Latinoamérica: education and employability programs supporting youth and communities across.
■Internal sustainability training to build capabilities and strengthen culture organization wide.
Governance
■ESG governance structure with Board oversight and specialized committees; updated roles and supervision flows.
■Code of Ethics, compliance standards, and integrity as the foundation of corporate conduct.
■Annual Sustainability Report aligned with SDGs, UN Global Compact,
SASB, GRI, and TCFD.
Sustainable Finance
■Sustainable Finance Framework and Internal Taxonomy to classify transactions by ESG contribution. US$175MM  financed in 2025.
■Embedded ESG due diligence in transactions, prioritizing sensitive sectors and complex structures.
■Climate risk classification framework (high/medium/low) developed with
S&P/Climanomics; operational rollout planned.

Fundación
Crece
Latinoamérica

*Gonzalo Menéndez Duque*

Building on this progress, in 2025 we began the active implementation of our Sustainability Action Framework, structured around our pillars and supported by a sequential work plan to guide its execution. All areas connected to our material topics are involved in this process, integrating the Framework’s actions into their day‑to‑day operations and generating steady progress across the organization. This collaborative approach has allowed sustainability to evolve naturally within our operations, supporting decision‑making and strengthening our relationships with clients, correspondent banks, and investors.
This work is supported by our Bladex Sustainability Policy, available on our website, which consolidates the institutional guidelines that direct how we incorporate environmental, social, and governance considerations into our activities.

Bladex	2026 Proxy Statement	39
Corporate Governance
Governance
Oversight of ESG
As an overseer of risk and a steward of long-term shareholder value, the Board has the ultimate responsibility for the oversight of
ESG-related risks and opportunities that impact our business. During 2025, the Compliance, Anti-Money Laundering and
Sustainability Committee provided primary oversight of our ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its Directors, and the existing strong focus on governance and compliance topics that are critical to our business.
Other Committees will also play a relevant role and receive regular updates on ESG progress and goals mainly the Sustainability and ESG Committee and the Risk Committee, who will receive regular updates on ESG progress and objectives.
The ESG Action Framework, policies and ESG reporting will be managed by the Investor Relations and ESG Vice Presidency and ESG leaders from the different areas. The working group consists of cross-departmental leaders in our organization including risk, strategic planning, communications, finance, legal, and investor relations. This group works with subject matter experts to ensure implementation of work streams and the collection of data and information for reporting purposes.
Enterprise Risk Management
The Risk Policy and Assessment Committee (“Committee”) is responsible for reviewing all policies related to prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the business, including ESG risk factors such as business continuity, cybersecurity, and climate-related risks. The Committee performs its duties based on reports received regularly from Management Committee and through its interactions with the Enterprise Risk Management area and other members of the Bank's management. The risk management team at Bladex is responsible for ensuring there are proper policies and procedures in place for escalation in the event of an emergency or other event that can disrupt business practices.
Business Ethics
Our Code of Ethics outlines our business ethics and compliance expectations and applies to all Directors, Officers and
Employees. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Furthermore, it imposes an express duty on all Directors, Officers and Employees to act in the best interests of the Bank.
All Directors, Officers and Employees of the Bank are required to avoid any situation that might cause a conflict of interest. Any issues should be promptly reported using the Bladex Ethics Line. Information about how to submit a report or complaint is communicated in annual training to all Bladex employees, and available on the Bank’s website at https://www.bladex.com.
The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer
and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary action, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit Committee before getting involved in that situation.
Directors, Officers and Employees must not compete with the Bank for personal gain, or misappropriate the Bank’s corporate opportunities, through the use of the Bank´s information or through the use of such person´s position at the Bank. Directors,
Officers and Employees must refrain from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its businesses.
The Code of Ethics is posted on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/
sustainability. You may also request a printed copy free of charge by sending a written request to the Secretary of the Bank at the address listed on the cover of this Proxy Statement.

40	2026 Proxy Statement	Bladex
Corporate Governance
Cybersecurity and Information Security
Risk Oversight
The Board recognizes the importance of maintaining the trust and confidence of the Bank’s shareholders, clients, and employees, and devotes significant time and attention to oversight of cybersecurity and information security risk. The Risk Policy and
Assessment Committee receives regular reporting on cybersecurity and information security risk. The Board and the Risk Policy and Assessment Committee also receive annual training sessions on cybersecurity and information security topics. In 2018, the
Risk Policy and Assessment Committee’s Charter was updated to expressly include its responsibility for overseeing cybersecurity and information security risks as well as the steps taken by management to understand and mitigate such risks.
Management and Safeguards
The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the Information Security and Technological Risk Management Framework. These policies and procedures cover any access to data, resource management and information systems by the Bank’s employees, suppliers, and other persons or entities dealing with the Bank at any given time.
The Bank’s Information Security Team is responsible for ensuring compliance with the applicable policies and procedures by any person with access to its systems. The Bank also engages independent third-party consultants to review and assess its cybersecurity program.
The Bank’s cybersecurity program was developed using a holistic approach, which covers both technical and strategic measures.
This program is based on four fundamental pillars: Perimeter and Cloud Security, Service and Infrastructure Security, User
Security and Data Security.
Information Security Certification
In 2025, we obtained the international ISO 27001:2022 certification, which validates the robustness of our Information Security
Management System (ISMS) and its alignment with global best practices.
ESG in Credit Risk Analysis
We aim to manage our business for the long term while providing value for our clients and shareholders by incorporating ESG issues considerations into our processes for managing and governing risk across our financial services and investments.
During 2021, Bladex developed a Social and Environmental Risk Policy considering as guidance the IFC’s and other recognized entities´ frameworks which allow the integration of environmental and social issues in the risk assessment. We assigned an
Environmental and Social Rating to our portfolio and started the process to review and identify existing companies with publicly available ESG information/reports.
During 2021-2024, we completed the evaluation of the entire portfolio, with more focus and analysis on high risk clients and we began the process of updating the system with new tools that seek to improve the evaluation.
As for the carbon footprint, we define the measurement as an annual process that will allow us to know the behavior of the portfolio year by year, we are also in the process of defining the different types of exposure of our clients to climate risk, adding mitigation scenarios and execution of possible tensions, processes that we will execute in detail with a consultant during 2026.

Bladex	2026 Proxy Statement	41
Corporate Governance
Social
Human Capital Management
At Bladex, we consider Human Capital the backbone for all of the Bank’s business activities and, as such, employees’ wellbeing continues to be the basis for meeting the Bank’s objectives. Our Human Capital strategy is underpinned by an unwavering engagement to our values. During 2025, these were revised and updated to meet our Purpose “To build bridges between Latin
America and the world to boost growth for our clients and the region”. Our core values are: Excellence, Integrity, Commitment,
Growth and Creating Value. Our employees participated actively in the definition of these values, which represent and promote our culture.
We take a holistic approach that evaluates the full employee experience, from recruitment, selection and onboarding, to benefits, training and professional development, engagement and volunteering. The bank established Balance Scorecards, Commercial
Scorecards and Functional Scorecards to evaluate performance and, as of 2025, implemented the evaluation of Competencies through a platform that also keeps track of continuous Feedback, reassuring the importance of leadership throughout performance administration.  The corporate performance is measured through the bank’s net income; the employee’s performance is measured by their contribution to the bank’s objectives and their alignment to corporate values and competencies.
This exercise allows a better understanding of how each employee’s performance contributes in the calculation of their variable compensation, as well as the impact of their competencies in overall performance.
We want Bladex to be a great place to work where employees can build a career. Most of our vacancies or new positions are offered internally prioritizing the professional growth of our employees. We equip them with tools, resources and opportunities designed to build critical skills and enhance their career path within our organization. We collect employee feedback on a regular basis and are continuously evolving and adapting to meet the changing needs of the organization. We have maintained the possibility of a hybrid model to work from home when necessary- to address employee wellness, we sponsor the participation of employees in sports events, we offer a wellness application with pre-ordered exercise lessons and provide activities such as coffee chats, an internal social network, and a calendar of events to keep employees connected and engaged.
At Bladex we ensure full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in our management system. In 2025, we still maintained the wellness program developed in 2021 based on six key pillars focused on employees’ physical, mental, financial, environmental, nutritional and social health.
Board’s Composition
Among other key factors, the Board’s Nomination, Compensation and Operations Committee values candidates with diverse backgrounds who can contribute varied skill sets and perspectives when evaluating candidates for positions on the Bank's Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity was strengthened by having four female Directors on the ten-member Board of Directors. Moreover, the fact that seven different nationalities are represented on the ten-member Board of Directors reflects the importance given to diversity by the Board of
Directors.
The presence of different nationalities and cultures among our employees enhances Bladex’s brand and makes us an attractive employer for talent acquisition. Having a multicultural work environment is one of our main strengths which facilitates business management across the region. The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contribution to Bladex.
The Bank has approved the Diversity, Equity and Inclusion Policy and implemented procedures defining roles and responsibilities with the purpose of ensuring in all our operations an environment of respect, protection and valuation of the diversity of all our people, without any distinctions, and allowing for a fair meritocracy for the professional development of each individual.  Our
Diversity, Equity and Inclusion Policy is one of the documents new hires must read and comply to before their first day at Bladex, and annually the Human Development Department presents a talk on Diversity, Equity and Inclusion to update employees on new trends in this important topic.

42	2026 Proxy Statement	Bladex
Corporate Governance
Community Giving
Fundación Crece Latinoamérica-Gonzalo Menéndez Duque (the “Foundation”) is the Bank´s strategic social investment vehicle that contributes to the sustainable development in the region at the community level. In partnership with non-profit organizations and with the support of our corporate volunteers, the Foundation has played an important role promoting positive social and environmental impact.
During 2025, we focused our efforts on strengthening our two pillars of action: the promotion of education and environmental sustainability. In the educational field, we supported schools in vulnerable communities through the strengthening of school meal programs, the development of cultural and psychosocial support activities, infrastructure improvements, and the promotion of access to and continuity in education.
In the environmental field, we established partnerships to promote environmental education, to promote recycling and circular economy practices, as well as environmental education and awareness initiatives aimed at the protection of ecosystems.
For more information, please visit our Corporate Social Responsibility website: https://www.bladex.com/en/sustainability.
Environment
Climate Risk
Multiple events have rapidly increased the attention paid to the financial services sector’s role in climate change. As evolving political, regulatory, and market conditions incentivize and accelerate the transition to a low-carbon economy, we will actively monitor the channels through which physical and transition risks must be identified, assessed, and mitigated. Bladex recognizes that a variety of climate-related financial risks may manifest over a long duration, as well as the possibility that events or developments could drive a more immediate impact. We are conducting an initial assessment of the most likely transmission channels for climate risk and then we will further build capabilities to assess, monitor, and respond to the potential short-term and longer-term horizon risks posed by climate change.
Bladex has decided that it will not finance certain operations due to the potential negative impact on the environment. These include production of or trade of ozone depleting substances, trade in wildlife or wildlife products, commercial logging operations or equipment, and production on pesticides and herbicides subject to international restrictions or bans.
Environmental Stewardship
Our operational footprint is relatively small; however, we still take initiative to reduce our negative environmental impact in areas where we have the most control. We maintain a paper-free culture that promotes reduced consumption of paper and ink. Our headquarters in Panama is LEED certified since 2013 and is built for optimal energy efficiency. We practice recycling on-site, including e-waste which is collected, recycled, and properly disposed by a certified third party.

Bladex	2026 Proxy Statement	43

Audit Committee Report

The Audit Committee is currently composed of the six members of the Board set forth below each of whom is an independent director, based upon the independence standards adopted by the Board, which incorporate the independence requirements under applicable laws, rules and regulations. The members of the Audit Committee have maintained independence through the year 2025.
The Bank’s management is responsible for the Bank’s financial statements and reporting process, including the system of internal controls over financial reporting and has represented to the Audit Committee that the Bank’s audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). KPMG, the Bank’s
independent registered public accounting firm, is responsible for performing an integrated audit of the Bank’s consolidated financial statements in accordance with IFRS, attesting to the effectiveness of the Bank’s internal control over financial reporting based on the audit, and issuing a report thereon. The Audit Committee reviews the Bank’s financial reporting process on behalf of the Board. The Audit Committee’s role and responsibilities are to monitor and oversee these processes as set forth in a written
Audit Committee Charter adopted by the Board. The Audit Committee’s Charter is available on the Bank’s website at https://
www.bladex.com/en/governance. The Committee reviews and assesses the adequacy of the Charter at least annually and recommends any changes to the Board for approval.
In fulfilling its responsibilities for 2025, the Audit Committee has:
▪Reviewed and discussed with the Bank’s management and KPMG the Bank’s December 31, 2025 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting;
▪Met with KPMG, and has discussed the results of the audit performed and its evaluation of the internal control over financial reporting;
▪Discussed with KPMG the matters that independent registered public accounting firms must communicate to Audit
Committees under Public Company Accounting Oversight Board (“PCAOB”) rules;
▪Received from KPMG the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526,
Communication with Audit Committees Concerning Independence, and has discussed with KPMG its independence from the Bank and its management; and
▪Considered whether the provision of audit-related services to the Bank is compatible with KPMG’s independence, and has determined that the provision of such audit-related services to the Bank is compatible with KPMG’s independence from the
Bank.
Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the December 31,
2025 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended
December 31, 2025.
Respectfully submitted,
Audit Committee
José Alberto Garzón, Chair
Isela Costantini, Director
Roland Holst, Director - Financial Expert
Tarciana Gomes Medeiros, Director
Angélica Ruiz Celis, Director
Daniel Tillard, Director

44	2026 Proxy Statement	Bladex

Shareholders Proposals For 2027 Annual Meeting

Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2027 annual meeting of shareholders, including, without limitation, any nomination of a Director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box
0819-08730, Panama City, Republic of Panama, no later than January 12, 2027. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination, Compensation and Operations Committee to evaluate the nominee.

Bladex	2026 Proxy Statement	45

Other Matters

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.
By Order of the Board of Directors,
Jorge Luis Real
Secretary
March 19, 2026

46	2026 Proxy Statement	Bladex

Annex A Proposal 5: Change to Article 1 of the Articles of Incorporation

Current Articles of Incorporation	Redline of Proposed Change	Clean & Amended Version

ARTICLE 1: (Name)
The name of the corporation is “Banco
Latinoamericano de Comercio Exterior,
S.A.” in Spanish and “Foreign Trade Bank
of Latin America, Inc.” in English. The
corporation may also use the commercial
name “Bladex”.

ARTICLE 1: (Name)
The name of the corporation is “Bladex,
Inc. ~~Banco Latinoamericano de Comercio~~
~~Exterior, S.A.” in Spanish and “Foreign~~
~~Trade Bank of Latin America, Inc.~~” in
English. The corporation may also use the
commercial name “Bladex”.
ARTICLE 1: (Name) The name of the corporation is “Bladex, Inc.”. The corporation may also use the commercial name “Bladex”.

Bladex

BANCO LATINOAMERICANO
DE COMERCIO EXTERIOR, S.A.
P.O. BOX 0819-08730
PANAMA CITY, PANAMA

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/BLX2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V86668-P44997 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.**

**The Board of Directors recommends you vote FOR the following proposals:**

3. Election of Directors

| **FOR HOLDERS OF CLASS E SHARES:** ELECTION OF ONE DIRECTOR. | For | Withhold |
|---|---|---|
| 3a. Julianne Canavaggio | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement is available at www.proxyvote.com.

V86669-P44997

Bladex

**BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.**

**P R O X Y**

The undersigned, revoking all previous proxies, hereby appoints **Isela Costantini** and **Roland Holst**, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held virtually at www.virtualshareholdermeeting.com/BLX2026, on April 21, 2026 at 11:30 a.m. (Panama time), and at any postponements or adjournments thereof.

**The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated on the reverse side, the undersigned's vote will be cast FOR Proposals (1), (2), (3), (4) and (5) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.**

**PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.**